

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
Arnold Tinter
Chief Financial Officer
T.O Entertainment, Inc.
1175 Osage #204
Denver, CO 80204

> **Re:** **T.O Entertainment, Inc.**
> **Current Report on Form 8-K**
> **Filed January 3, 2012**
> **File No. 000-53340**

Dear Mr. Tinter:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc:     via e-mail
        Gary Joiner, Esq.